

07007093

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 29 2007

SEC FILE NUMBER
8- 36876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 AND ENDING June 30, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seacoast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 East Ocean Blvd.
(No. and Street)

Stuart (City) Florida (State) 34994 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Elvidge, Sr. (772) 286-7323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA., PA
(Name – *if individual, state last, first, middle name*)

Post Office Box 7330 (Address) Vero Beach (City) Florida (State) 32961 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Elvidge, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seacoast Investor Services, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board
Title

Notary Public



JEAN P. HANAWALT
Commission DD616081
Expires January 7, 2011
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A.
SALLIE C. WATSON, C.P.A.

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

August 16, 2007

Board of Directors
Seacoast Investor Services, Inc.
Stuart, Florida

In planning and performing our audits of the financial statements of Seacoast Investor Services, Inc. for the years ended June 30, 2007 and 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Seacoast Investor Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 and 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A. J. Beadkins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH, D.C.
210
SECTION

SEACOAST INVESTOR SERVICES, INC.
Stuart, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Years Ended June 30, 2007 and 2006

A. J. BRACKINS, C.P.A., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C.P.A

SALLIE C. WATSON, C.P.A.

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

August 16, 2007

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Seacoast Investor Services, Inc.
Stuart, Florida

We have audited the accompanying statements of financial condition of Seacoast Investor Services, Inc. as of June 30, 2007 and 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seacoast Investor Services, Inc. as of June 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

June 30, 2007 and 2006

ASSETS

	2007	2006
Cash	$ 25,095	$ 6,563
Interest bearing clearing deposit – clearing broker	50,744	50,744
Due from clearing broker – other	108,373	95,896
Prepaid expenses and other assets	6,348	23,373
Furniture, fixtures, leasehold improvements and office equipment, at cost, net of accumulated depreciation of $78,896 and $78,365	12,034	12,565
	$ 202,594	$ 189,141

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable and accrued liabilities	$ 37,691	$ 22,175
Income taxes payable, deferred	2,058	2,058
Subordinated loans - Stockholder	100,000	100,000
Total liabilities	139,749	124,233
Stockholder's Equity:		
Common stock, no par value, authorized 100 shares; issued and outstanding 100 shares	303,000	182,500
Retained earnings (accumulated deficit)	(240,155)	(117,592)
Total stockholder's equity	62,845	64,908
	$ 202,594	$ 189,141

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF INCOME

For the Years Ended June 30, 2007 and 2006

	2007	2006
Revenues:		
Commissions	$ 180,215	$ 297,206
Interest and investment gains	7,234	11,770
	187,449	308,976
Expenses:		
Employee compensation and taxes	101,906	110,658
Clearing costs	44,658	76,503
Rent	50,252	51,868
Quotations and research	17,416	15,989
Professional fees	5,127	2,579
Telephone	8,106	8,747
Advertising	9,987	8,751
Other operating expenses	47,398	36,848
Bad debts	13,912	0
Interest	11,250	15,104
	310,012	327,047
(Loss) before income tax benefit	(122,563)	(18,071)
Income tax benefit	0	0
Net (loss)	$ (122,563)	$ (18,071)

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2007 and 2006

Year Ended June 30, 2007:	Common Stock	Retained Earnings (Accumulated	Total
Balance, June 30, 2006	$ 182,500	$ (117,592)	$ 64,908
Contributed capital	120,500	0	120,500
Net (loss)	0	(122,563)	(122,563)
Balance, June 30, 2007	$ 303,000	$ (240,155)	$ 62,845
Year Ended June 30, 2006:			
Balance, June 30, 2005	$ 165,000	$ (99,521)	$ 65,479
Contributed Capital	17,500	0	17,500
Net (loss)	0	(18,071)	(18,071)
Balance, June 30, 2006	$ 182,500	$ (117,592)	$ 64,908

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2007 and 2006

Year Ended June 30, 2007:	
Balance, June 30, 2006	$ 100,000
Balance, June 30, 2007	$ 100,000
Year Ended June 30, 2006:	
Balance, June 30, 2005	$ 100,000
Balance, June 30, 2006	$ 100,000

Note:
The subordinated loans payable to the stockholder bear interest at 15 percent per annum.

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2007

Cash Flows From Operating Activities:		
Net (loss)		$ (122,563)
Adjustments to reconcile net loss to net cash		
Depreciation	$ 531	
(Increase) in due from clearing broker	(12,477)	
Decrease in other assets	17,025	
Increase in accounts payable and accrued liabilities	15,516	
Total adjustments		20,595
Net cash (used) in operating activities		(101,968)
Cash Flows From Financing Activities:		
Contributed Capital		120,500
Net increase in cash		18,532
Cash at June 30, 2006		6,563
Cash at June 30, 2007		$ 25,095
Cash paid during the year for:		
Interest		$ 5,000
Income taxes		$ 0

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2006

Cash Flows From Operating Activities:		
Net (loss)		$ (18,071)
Adjustments to reconcile net income to net cash		
Depreciation	$ 628	
Decrease in due from clearing broker	7,464	
(Increase) in other assets	(5,848)	
(Decrease) in accounts payable and accrued liabilities	(5,332)	
Total adjustments		(3,088)
Net cash (used) in operating activities		(21,159)
Cash Flows From Financing Activities:		
Contributed Capital		17,500
Net (decrease) in cash		(3,659)
Cash at June 30, 2005		10,222
Cash at June 30, 2006		$ 6,563
Cash paid during the year for:		
Interest		$ 16,355
Income taxes		$ 0

The accompanying notes to financial statements are an integral part of these financial statements.

SEACOAST INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2007 and 2006

Note 1 - Organization and Summary of Significant Accounting Policies:

Organization:

Seacoast Investor Services, Inc. (The Company) was incorporated on October 22, 1986 under the laws for the State of Florida to engage in broker/dealer activities. The Company commenced operations in February, 1987 upon receiving regulatory approval.

The Company has a clearing agreement with Pershing, LLC (Pershing) whereby Pershing will clear transactions for the Company's customers and will carry the accounts of such customers on a fully-disclosed basis as customers of Pershing. Accordingly, the Company will not carry customers' accounts or receive, deliver or hold cash in connection with such transactions.

Summary of Significant Accounting Policies:

Commission Revenue and Expenses - Commission revenue and expenses from customer security transactions are recorded on a trade-date basis.

Furniture, Fixtures, Leasehold Improvements and Equipment - Furniture, fixtures, leasehold improvements and equipment are carried at cost and are presented net of accumulated depreciation which is calculated using the straight line and accelerated methods over the estimated useful lives of the assets.

Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are provided for temporary differences in reporting certain items of income and expense (principally depreci ation), which are recognized for financial accounting in one period and for income tax purposes in another period.

Note 2 - Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2)(ii) of that rule.

Note 3 - Furniture, Fixtures, Leasehold Improvements and Equipment:

Furniture, fixtures, leasehold improvements and equipment consist of the following:

	2007	2006
Furniture and fixtures, at cost	$ 3,908	$ 3,908
Leasehold improvements, at cost	16,699	16,699
Office equipment, at cost	70,323	70,323
	90,930	90,930
Less: Accumulated depreciation	78,896	78,365
	$ 12,034	$ 12,565

Note 4 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness as defined, to net capital exceeds 10 to 1. During 1991, the Company requested and received approval to engage in "firm commitment" under writings as a selling group participant. This approval causes the Company to now operate under subparagraph (a)(1) of Rule 15c3-1. The net capital of the Company as of June 30, 2007 and 2006 was $ 144,463 and $128,970 and its minimum net capital requirement was $100,000 at June 30, 2007 and 2006. The ratio of aggregate indebtedness to net capital for 2007 and 2006 was .28 to 1 and .19 to 1, respectively.

Note 5 - Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements with the sole stockholder at June 30, 2007 and 2006 are as follows:

	2007	2006
Balance, June 30	$ 100,000	$ 100,000

Note 6 - Commitments and Contingencies:

The Company rents its office facilities and warehouse under month to month agreements. The minimum future lease commitments, including expected renewals for the next five years, is as follows:

Year Ended June 30, 2008	$ 50,252	$ 51,725
2009	50,252	51,725
2010	50,252	51,725
2011	50,252	51,725
2012	50,252	51,725

Rent expense for the years ended June 30, 2007 and 2006 was $ 50,252 and $49,219, respectively.

The Company is in the beginning stages of an NASD dispute arbitration proceeding. Management plans to pursue the arbitration and is of the opinion that the results will be favorable, with no judgements or claims.

Note 7 - Income Taxes:

The components of income tax expense (benefit) for 2006 and 2005 are as follows:

	2007	2006
Current income taxes payable	$ 0	$ 0
Current income taxes	0	0
Deferred income taxes payable	0	0
Income tax expense	$ 0	$ 0

SEACOAST INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS (CONT'D.)

For the Years Ended June 30, 2007 and 2006

Note 7 - Income Taxes:

A net operating loss of $245,608 is available for carryover to apply against future taxable income in years after June 30, 2007. This loss is not expected to result in refundable income taxes in the next twelve months. The net operating loss expires on June 30, 2027.

SEACOAST INVESTOR SERVICES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2007

Net Capital:	
Total stockholder's equity	$ 62,845
Add: Subordinated loans	100,000
Deduct nonallowable assets:	
Furniture, fixtures and equipment, net of accumulated depreciation	(12,034)
Prepaid expenses and other assets	(6,348)
Net capital	$ 144,463
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 37,691
Deferred income taxes	2,058
Total aggregate indebtedness	$ 39,749
Minimum Capital Required - The greater of $100,000 or 6 ⅔% of aggregate indebtedness	$ 100,000
Net Capital in Excess of Minimum Requirement	$ 44,463
Ratio of Aggregate Indebtedness to Net Capital	.275 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of June 30, 2007) Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 143,880
Audit adjustments, net, June 30, 2007	583
Net capital per computation, June 30, 2007	$ 144,463